Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

A Shared Commitment to the Future of Mobility

Justin Lang Head of Partnerships & Corporate Strategy, Joby Aviation

Photo: We’re grateful for the commitment of dozens of Toyota engineers to our cause, many of whom are working alongside their Joby counterparts across numerous projects. Credit: Eric Adams

Jun 04, 2021 — As we prepare for volume manufacturing of our transformative electric aircraft, we’re standing shoulder-to-shoulder with Toyota — the world leader in high-quality, high-volume vehicle production.

In 2019, JoeBen, Paul and the rest of our leadership team traveled to Japan to meet with Akio Toyoda, grandson of Toyota Motor founder Kiichiro Toyoda and current president of the company. Intent on expanding his company from a vehicle manufacturer to a mobility service provider, Akio-san was intrigued by Joby’s vision of aerial ridesharing.

Two summers earlier, Joby’s full-scale technology demonstrator had become the world’s first tilt-rotor electric vertical takeoff and landing (eVTOL) aircraft to successfully demonstrate transition from hover to cruise flight — the culmination of years of hard work and innovative engineering. There was still lots of hard work to be done on aircraft development, testing and certification, but with a successful full-scale prototype in the skies, focus began shifting toward plans for volume manufacturing.

Sakichi Toyoda, founder of Toyota Industries Corporation, is said to have offered a prize of 1 million yen to the inventor of a battery that could store more energy than gasoline — which Toyoda intended to use to power electric aircraft. Credit: Toyota Motor Corporation

For generations, the Toyoda family has dreamed of building flying vehicles, and Akio-san was intrigued by the possibilities of electric flight that Joby sought to create. Akio-san shared our view that the future of transportation would be multi-modal, and it was clear from our conversations that there was a great deal of opportunity for collaboration. Before leaving for the airport, JoeBen and Paul presented Akio-san with a subscale model of our aircraft, which he gave pride of place on the shelf in his office.

Akio Toyoda, president of Toyota Motor Corporation, shares our vision of a future with greater options for mobility that includes the quiet, zero-emissions Joby airplane. Credit: Toyota Motor Corporation

After an initial investment by Toyota Ventures in 2017, Toyota Motor Corporation made a follow-on investment of $44 million in Joby Aviation on Christmas Eve of 2018. This was followed by a further investment of $350 million 12 months later, as Toyota established themselves as a strategic partner and led our Series C financing round.

Our strategic partnership with Toyota is about much more than financial support, though. Following the Collaboration Agreement we entered into in 2019, we have worked directly with teams of Toyota engineers to plan production, design parts, and drive efficiency into our aircraft. With dozens of Toyota engineers - many of whom are now working alongside their Joby counterparts in California - deployed across dozens of collaboration projects, we continue to prepare for manufacturing at scale.

To achieve our vision of saving a billion people an hour a day, we must deliver our aerial ridesharing service at a price point that is increasingly affordable over time. Our ability to steadily drive down end-user pricing depends in part on our ability to produce our aircraft efficiently at high volumes. It is here that Toyota’s mastery in the art of high-quality, high-volume production has proven invaluable.

For example, with Toyota’s help we have been able to streamline our final assembly process and reduce the production footprint of our first factory by more than 100,000 square feet. The result is a factory layout capable of producing the same volume of aircraft in a smaller area at higher speeds and lower cost.

The Toyota team has also designed and custom-built for us production tools that greatly improve installation speeds for notoriously difficult parts, such as one particular electronic component that needs to be installed in a difficult-to-reach area of the aircraft’s tail with almost no direct visibility. What previously took a skilled technician close to an hour — with a low chance of a successful install — can now be safely and consistently installed in just three to four minutes.

Today, the focus of our partnership is on manufacturing, but we see opportunities for collaboration extending across the value chain of our aerial mobility service. Earlier this year, we amended our Collaboration Agreement to contemplate expanded collaboration on areas such as maintenance, repair, service, operations, and other areas that we’re not yet ready to discuss publicly.

With Toyota’s help, we have been able to streamline our final assembly process and reduce the production footprint of our first factory in Marina, California, by more than 100,000 square feet. Credit: Joby Aviation

As the perils of the Covid pandemic hopefully come to an end, we look forward to welcoming more Toyota engineers to our locations across California, many of whom will be making a multi-year relocation to support our ongoing partnership. We thank each and every one of them for their hard work and dedication as we work toward realizing the mutual vision of Joby and the Toyoda family.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.